--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                               -------------------

                               GOLD FIELDS LIMITED
                                (Name of Issuer)

                               -------------------

  AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE OF PAR VALUE
                                 RAND 0.50 EACH
                   ORDINARY SHARES OF PAR VALUE RAND 0.50 EACH

                         (Title of Class or securities)

                               -------------------
                      AMERICAN DEPOSITARY SHARES: 38059T106
                           ORDINARY SHARES: 38059R100
                                 (CUSIP Number)
                               -------------------

                                  DENIS MOROZOV
                             22 VOZNESENSKY PEREULOK
                                 MOSCOW, 125009
                                     RUSSIA

                                 with a copy to:

                           WILLIAM A. PLAPINGER, ESQ.
                             SULLIVAN & CROMWELL LLP
                                1 NEW FETTER LANE
                                 LONDON EC4A 1AN
                                     ENGLAND
                             (011) (44) 20 7959-8900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                JANUARY 28, 2005
                  (Date of Event to Which This Filing Relates)
================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         MMC NORILSK NICKEL
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         BK, WC
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares of         8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.0%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     HC
--------------------------------------------------------------------------------

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         VLADIMIR O. POTANIN
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares of         8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES (1)
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES (1)
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.0%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     IN
--------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Potanin is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         MIKHAIL D. PROKHOROV
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares of         8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES (2)
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES (2)
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.0%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     IN
--------------------------------------------------------------------------------

(2) Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Prokhorov is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

         This Amendment No. 4 ("Amendment No. 4") amends and supplements the Statement on Schedule 13D originally filed on April 7, 2004, as amended by Amendment No. 1 thereto filed on August 6, 2004, Amendment No. 2 thereto filed on October 18, 2004, and Amendment No. 3 thereto filed on December 17, 2004, relating to the ordinary shares, par value Rand 0.50 per share (the "Shares"), of Gold Fields Limited, a company organized under the laws of the Republic of South Africa (the "Company"). The Schedule 13D, as amended, is referred to herein as the "Schedule 13D". Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to such term in the Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated as follows:

         Pursuant to Rule 13d-1(k)(1) of the Act, this statement is filed on behalf of the following entities and individuals (such persons being referred to collectively herein as the "Reporting Persons" and each as a "Reporting Person"):

         MMC NORILSK NICKEL is an open joint-stock company organized under the laws of the Russian Federation. Norilsk Nickel's principal business is the producing and selling of various base and precious metals. The address of Norilsk Nickel's principal business and principal office is 22, Voznesensky Pereulok, Moscow, 125009, Russia. See Exhibit A for information concerning the executive officers and directors of Norilsk Nickel. During the last five years, neither MMC Norilsk Nickel nor any of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, neither MMC Norilsk Nickel nor any such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         VLADIMIR O. POTANIN is a citizen of the Russian Federation whose present principal occupation is President of ZAO Interros Holding Company. As of January 28, 2005, Mr. Potanin beneficially owned 26.3% of the stock of Norilsk Nickel. Mr. Potanin's principal business address is 9, Bolshaya Yakimanka Street, Moscow 119180, Russia. During the past five years, Mr. Potanin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Potanin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         MIKHAIL D. PROKHOROV is a citizen of the Russian Federation whose present principal occupation is Chief Executive Officer of Norilsk Nickel. As of January 28, 2005, Mr. Prokhorov beneficially owned 26.3% of the stock of Norilsk Nickel. Mr. Prokhorov's principal business address is 22, Voznesensky Pereulok, Moscow 125009, Russia. During the last five years, Mr. Prokhorov has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Prokhorov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of Shares (if any) held by Harmony Gold Mining Company Limited ("Harmony") or that Harmony is a beneficial owner of the Shares referred to above. Pursuant to Rule 13d-5(b), the Reporting Persons and Harmony may be deemed to be a group; however, the Reporting Persons disclaim membership in any group with Harmony and beneficial ownership of any Shares of Harmony.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The last paragraph of Item 6 is hereby amended and restated as follows:

                  On January 28, 2005, Norilsk Nickel received a letter from Bernard Swanepoel, the chief executive officer of Harmony, informing Norilsk Nickel that, as a result of the decision by the South African Securities Regulation Panel not to consent to an extension of the 60 day time period referred to in rule 28.6 of the South African Securities Regulation Code in respect of Harmony's subsequent offer for the Company's Shares, Harmony has elected to waive the minimum acceptance condition contained in its subsequent offer and has agreed not to oblige Norilsk Nickel to accept Harmony's subsequent offer until Harmony has confirmed to Norilsk Nickel that Harmony has received, in aggregate, sufficient acceptances of its subsequent offer as would, together with the Shares of the Company acquired by Harmony under the early settlement offer and Norilsk Nickel's 20.03% shareholding, equate to Harmony holding in excess of 50% of the issued share capital of the Company. A copy of the letter is included as Exhibit H hereto and the description of the letter contained herein is qualified in its entirety by reference to Exhibit H, which is incorporated herein by reference.

                  Except as described above, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented as follows:

         The following exhibit is inserted after Exhibit G:

Exhibit H         Letter, dated January 26, 2005, from Bernard Swanepoel to
                  Norilsk Nickel, received by facsimile transmission on January 28, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 28, 2005

                                            MMC NORILSK NICKEL

                                            By:  /s/ Mikhail Prokhorov
                                               ---------------------------------
                                            Name:  Mikhail Prokhorov
                                            Title: General Director



                                            VLADIMIR O. POTANIN

                                            By:  /s/ Vladimir O. Potanin
                                               ---------------------------------
                                            Name: Vladimir O. Potanin



                                            MIKHAIL D. PROKHOROV

                                            By:  /s/ Mikhail Prokhorov
                                               ---------------------------------
                                            Name: Mikhail Prokhorov

                                  EXHIBIT INDEX

Exhibit A    Officers and Directors of Reporting Persons.**
Exhibit B    Agreement Relating to Joint Filing of Schedule 13D.*
Exhibit C    Purchase Agreement.*
Exhibit D    Power of Attorney.*
Exhibit E    Facility Agreement.*
Exhibit F    Intercompany Purchase Agreement.**
Exhibit G    Irrevocable Undertaking in Respect of a Proposal by Harmony
             Gold Mining Company Limited to Acquire All the Shares in Gold
             Fields Limited.***
Exhibit H    Letter, dated January 26, 2005, from Bernard Swanepoel to Norilsk
             Nickel, received by facsimile transmission on January 28, 2005.


* Filed with the initial statement on Schedule 13D on April 7, 2004. ** Filed with the Amendment No. 1 to Schedule 13D on August 6, 2004. *** Filed with the Amendment No. 2 to Schedule 13D on October 18, 2004.